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SEC FILE NUMBER
68187

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bolton Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

579 Main Street
(No. and Street)

Bolton	MA	01740
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eugene Hayes	978-779-5361	ehayes@boltonsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N, Ste. 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Eugene Hayes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bolton Securities Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

[signature]

Notary Public

Patricia M. Smith
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 23, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bolton Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bolton Securities Corporation (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bolton Securities Corporation as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Bolton Securities Corporation's auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 23, 2022

BOLTON SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 2,010,603
Receivables - other	1,354
Prepaid expenses	2,952
TOTAL ASSETS	$ 2,014,909

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 33,332
Accounts payable - related party	272,734
Accrued income taxes	204,600
Total Liabilities	$ 510,666
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; authorized 3,000 shares; issued and outstanding 100 shares	$ 1
Additional paid in capital	28,920
Retained earnings	1,475,322
Total Stockholder's Equity	$ 1,504,243
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,014,909

The accompanying notes are an integral part of this financial statement.

BOLTON SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2021

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Bolton Securities Corporation (the "Company") is located in Bolton, Massachusetts. The Company is a dually registered broker-dealer and investment advisor conducting business on a fully disclosed basis over a network of independent advisors. The Company, through its independent financial advisors, offers investment advice to its investment clients. The Company is registered with the Securities and Exchange Commission (SEC) and is an introducing broker subject to the rules of the Commodity Futures Trading Commission (CFTC), and is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), and the Securities Investors Protection Corporation (SIPC).

Basis of Presentation – The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (GAAP).

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized in accordance with the accounting guidance when persuasive evidence of an arrangement exists, the performance obligation has been met, the fee is fixed or determinable, and collection is reasonably assured.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Fee-based revenues - Fee-based revenues primarily consist of portfolio service fees that are derived from accounts that charge an annual fee based on net asset value (generally billed quarterly in advance based on prior quarter asset values and recognized over the quarterly period).

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at December 31, 2021.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at two financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Leases - On January 1, 2019, the Company adopted ASU 2016-02 *Leases – (Topic 842)*. ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. The Company has elected not to recognize leases with terms of 12 months or less, unless there is reasonable expectation the agreement will be renewed.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2021, the Company's net capital and required net capital were $1,461,522 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 35%.

NOTE 3 - RELATED PARTIES

The Company pays monthly management fees to Bolton Capital Group, Inc. (BCG), a related entity through common ownership, under a management contract. The fees provide compensation for supervisory responsibilities, and for any operational and overhead expenses incurred in connection with the Company's broker/dealer business. During 2021, supervisory and overhead costs incurred under this arrangement totaled $2,281,620, of which $167,619 was payable at December 31, 2021.

The Company records fee-based revenue and the related commission expense via a book entry with Bolton Global Capital, Inc. (BGC), a related broker-dealer indirectly owned by the sole stockholder of the Company. At December 31, 2021, the Company recorded $29,839,683 of fee-based revenue and $26,424,591 of commission expense from BGC. As of December 31, 2021, the Company owed $105,115 to BGC.

The Company subleases office space from BGC for a monthly fee of $40,000. The agreement shall renew automatically on an annual basis unless terminated by mutual agreement by both parties. For the year ended December 31, 2021, the Company paid $330,000 for this sublease, which is included in occupancy on the Statement of Operations (See note 8).

BOLTON SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2021

NOTE 4 - INCOME TAXES

The Company is taxed as a C Corporation status for income tax purposes. The current income tax expense included in the Statement of Operations consists of federal and state provisions in the amounts of $194,378 and $12,063, respectively. The Company paid taxes of $7,203 and $204,600 is accrued on the Statement of Financial Condition. The Company has no deferred tax assets or liabilities as of December 31, 2021.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2018.

NOTE 5 – BUSINESS CONCENTRATIONS

The Company had approximately 70 registered investment advisor affiliations during 2021. One of those advisors was responsible for approximately 9% of the Company's revenue volume during the year ending December 31, 2021.

NOTE 6 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS

In order to facilitate securities transactions, the Company has an agreement with a broker/dealer (Clearing Broker/dealer). When effective, the Company will forward (introduce) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions would be performed by the Clearing Broker/dealer. The customers' accounts would be maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

NOTE 7 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. No further disaggregation is warranted for the year ended December 31, 2021.

NOTE 8 - LEASE COMMITMENT

Operating leases are included in ROU assets and lease liability on the Statement of Financial Condition. This asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rate (4.5%). Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the Statement of Financial Condition, unless there is reasonable expectation the agreement will be renewed.

The Company leases office space under an operating agreement that expired March 2021. On November 1, the Company renewed the lease on an annual basis. The lease automatically renews unless terminated by both parties (See Note 3).

The components of lease cost for the year ended December 31, 2021 are as follows:

Operating lease cost	$ 75,000
Short-term lease cost	255,000
Total lease cost	$ 330,000

Other information related to the lease at December 31, 2021:

Supplemental cash flow information:
Cash paid for amounts included in the measurement of the lease liability:
Operating cash flow from operating lease $71,817

Reductions to ROU asset resulting from reductions to lease obligation:
Operating lease $ (71,817)

Weighted average discount rate:
Operating lease – 4.5 %

Amounts disclosed for the ROU asset obtained in exchange for the lease obligation and reductions to the ROU asset resulting from reductions to the lease obligation include amounts added to or reduced from the carrying amount of the ROU asset resulting from the new lease, lease modifications or reassessments.

BOLTON SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2021

NOTE 9 – CONTINGENCIES

During 2021, the Company was involved in various claims and lawsuits, arising in the normal course of business. Management believes that any financial responsibilities that may be incurred in the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.